 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
For the month Aug 2017 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

On August 9 2017, the Registrant Announce Advanced RF and High
Performance Analog Solutions for the Fast Growing Automotive Analog Device Markets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 9, 2017	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz to Provide Advanced RF and High Performance Analog Solutions for the Fast Growing Automotive Analog Device Markets

Offers leading technology for the complex requirements of ADAS and autonomous driving in the wireless connectivity and automotive radar markets

Market of automotive semiconductor content dominated by analog with 69% share

MIGDAL HAEMEK, Israel, August 9, 2017 – TowerJazz, the global specialty foundry leader, today announced its advanced analog specialty RF and high-performance analog (HPA) manufacturing processes, addressing the increasing demand for analog semiconductor content in the fast-growing automotive market, especially ADAS (advanced driver assistance systems) and autonomous driving. TowerJazz is serving this market through best-in-class RF and HPA technology solutions developed through close partnerships and roadmap alignment with market leaders and world-class global customer support.

RF for automotive falls into two broad categories: wireless connectivity and automotive radar, with automotive radar having the largest share of today's RF semiconductor content. Automotive radar systems have become a relatively standard feature in today's premium and mid-range automobiles for performing safety and driver assistance tasks such as forward collision avoidance/warning, lane departure warnings, blind spot detection, and parking assist. Wireless connectivity semiconductor content is expected to grow rapidly as well with the number of connected cars quadrupling over the next five years.

According to a new market research report by MarketsandMarkets, the automotive semiconductor market is expected to increase from $35B in 2016 to over $48B by 2022. The increasing demand for automobiles coupled with the overall trend of vehicle electrification is driving the growth of this market. Automotive semiconductor content remains dominated by analog with a 69% share of the total market, with RF semiconductor content expected to grow  over the coming years with a double-digit CAGR.

With increasing adoption of ADAS -- and eventual migration to fully autonomous vehicles -- as many as seven to twelve radar systems may be incorporated into each car.  Furthermore, increasing adoption of GPS, 4G-LTE (transitioning soon to 5G) and V2X (vehicle-to-everything) communications will augment the RF semiconductor content in vehicles further expanding the RF semiconductor market for automobiles beyond $1.8B by 2021 with a brisk CAGR of > 14% (according to a 2016  MarketsandMarkets report on the ADAS market and company estimates).

Because of the high performance needed at high frequencies for automotive radar systems (24-26GHz for short-range and 76-81GHz for long range), the TowerJazz SiGe Terabit Platform is ideally suited to serve this exciting and growing market. TowerJazz's SBC18H2 through SBC18H5 SiGe technologies offer Ft of 240-300GHz and Fmax of 280-340GHz, providing customers latitude to optimize speed and noise requirements for their specific applications.  TowerJazz's SiGe Terabit Platform comes with two CMOS options: 1.8V/3.3V (180nm) and 1.2V/3.3V (130nm).

All of TowerJazz's SiGe technologies offer customizable metallization schemes and high-performance passives (MIM capacitors and inductors) to tailor the offering to each customer's specific end-application.  For more cost-sensitive applications, TowerJazz also offers a complete 65nm RFCMOS technology platform in its Uozu, Japan factory.  For wireless connectivity solutions, TowerJazz offers a front-end module-on-a-chip RF platform in addition to advanced RFSOI and RFCMOS technology offerings with best-in-class Ron-Coff for switches and noise figures for low-noise amplifiers.

"In the last several years we have established ourselves as the leading provider of technology solutions that enable higher data rates in handsets, data centers, and networks. As we look forward, we see the proliferation of IoT devices, the advent of 5G cellular service and the promise of autonomous vehicles augmenting our RF business with additional exciting opportunities for growth and we are investing heavily in technologies that provide our customers a strong advantage in these new areas," said Dr. Marco Racanelli, Senior Vice President & General Manager of RF/High Performance Analog Business Group, TowerJazz.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz's advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz's business is included under the heading "Risk Factors" in Tower's most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the "SEC") and the Israel Securities Authority and Jazz's most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Lauri Julian | +1 949-280-5602 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com